Trinseo Materials Operating S.C.A. Trinseo Materials Finance, Inc. 1000 Chesterbrook Boulevard Suite 300 Berwyn, Pennsylvania 19312

January 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:

Trinseo Materials Operating S.C.A.

Trinseo Materials Finance, Inc.

Amendment No. 3 and Amendment No. 4 to Registration Statement on Form

S-4 Filed December 24, 2013 and December 26, 2013

File No. 333-191460

Dear Ms. Long:

Trinseo Materials Operating S.C.A. (“Trinseo Operating”) and Trinseo Materials Finance, Inc. (together with Trinseo Operating, the “Issuers”) set forth below our response to the letter dated January 8, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Issuers’ Amendment No. 3 and Amendment No. 4 to Registration Statement on Form S-4, File No. 333-191460, which was originally filed with the Commission on September 30, 2013 (the “Initial Filing”). The Initial Filing was amended on December 6, 2013 by Amendment No. 1, amended on December 17, 2013 by Amendment No. 2, amended on December 24, 2013 by Amendment No. 3, and further amended on December 26, 2013 by Amendment No. 4 (together, the “Registration Statement”). The Issuers are filing Amendment No. 5 to the Registration Statement as of the date hereof (“Amendment No. 5”), which includes revisions made to the Registration Statement in response to the Comment Letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Issuers’ response to each comment. References herein to “we”, “us”, our” or the “Company,” refer to Trinseo S.A. and its consolidated subsidiaries (including the Issuers), taken as a combined entity and as required by context, may also include our business as owned by our predecessor The Dow Chemical Company (“Dow”) for any dates prior to June 17, 2010. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Note Q – Supplemental Guarantor Condensed Consolidating Financial Statements, page F-20

1. We have reviewed your response to comment six in our letter dated December 20, 2013. Please reconcile between the 2013 $139.267 million Guarantor intercompany investing cash flow amount and the $52.587 million 2013 increase in Guarantor ST and LT intercompany receivables. In this regard, if the Guarantors made intercompany loans that exceeded their intercompany loan collections by $139.267 million, then it is not clear why the Guarantor intercompany receivables balance increased by only $52.587 million instead of by an amount approximating $139.267million. Any similar disparities in 2011 and 2012 should also be addressed.

Response to Comment 1

In response to the Staff’s comment, shown below is the reconciliation of changes in the Guarantor Subsidiaries’ short and long-term intercompany receivables on the balance sheet to the related net cash flow activity for the periods ended September 30, 2013, December 31, 2012 and December 31, 2011.

Short and Long term Intercompany Receivables as Reported on the Balance Sheets as of		Changes in Intercompany Receivables	Reconciliation of Changes in Guarantor Intercompany Receivables to Cash Flows
			Effect of foreign currency (Note A)	Non-Cash Reconciling items (Note B)	Cash flow from Operating (Note C)	Cash flow from Investing	Cash flow from Financing
September 30, 2013	December 31, 2012
$ 1,259,821	$ 1,207,234	$52,587	$(40,288)	$70,861	$56,107	$(139,267)	$—
December 31, 2012	December 31, 2011
$ 1,207,234	$ 1,355,762	$(148,528)	$(25,859)	$1,956	$104,163	$68,268	$—
December 31, 2011	December 31, 2010
$ 1,355,762	$ 1,282,057	$73,705	$69,488	$(122,397)	$(49,655)	$28,859	$—

Note A: The Guarantor Subsidiaries include certain entities with a functional currency that is other than the U.S. Dollar. The amounts in this column represent the effect of translating the balance sheets of these subsidiaries from their functional currencies to the Company’s U.S. dollar reporting currency.

Note B: Non-cash reconciling items represent the impact of certain non-cash intercompany activities during the period such as intercompany loan capitalizations and factoring activities, which resulted in non-cash decreases/ (increases) in the Guarantor Subsidiaries short term and long term intercompany receivables balances.

Note C: Amounts in the Guarantor Subsidiaries’ cash flows from operating activities represent trade related receivables that arose from intercompany sales as well as interest charges on intercompany notes.

2. In addition, please reconcile between the 2013 $28.070 million Non-Guarantor intercompany financing cash flow amount and the $128.270 million 2013 increase in Non-Guarantor intercompany ST and LT payables. In this regard, if the Non-Guarantors received intercompany loans that exceeded their intercompany loan repayments by $28.070 million, then it is not clear why the Non-Guarantor intercompany payables balance increased by $128.270 million instead of by an amount approximating $28.070 million. Any similar disparities in 2011 and 2012 should also be addressed.

Response to Comment 2

In response to the Staff’s comment, shown below is the reconciliation of changes in the Non-Guarantor Subsidiaries’ short and long-term intercompany payables on the balance sheet to the related net cash flow activity for the periods ended September 30, 2013, December 31, 2012 and December 31, 2011.

Short and Long term Intercompany Payables as Reported on the Balance Sheets as of		Changes in Intercompany Payables	Reconciliation of Changes in Non-Guarantor Intercompany Payables to Cash Flows
			Effect of foreign currency (Note A)	Non-Cash Reconciling items (Note B)	Cash flow from Operating (Note C)	Cash flow from Investing	Cash flow from Financing
September 30, 2013	December 31, 2012
$ 603,665	$ 475,665	$(128,000)	$305	$80,603	$19,022	$—	$28,070
December 31, 2012	December 31, 2011
$ 475,665	$ 528,356	$52,691	$(10,769)	$13,335	$(35,032)	$—	$(20,225)
December 31, 2011	December 31, 2010
$ 528,356	$ 620,977	$92,621	$(1,084)	$(21,316)	$(63,481)	$—	$(6,740)

Note A: The Non-Guarantor Subsidiaries include certain entities with a functional currency that is other than the U.S. Dollar. The amounts in this column represent the effect of translating the balance sheets of these subsidiaries from their functional currencies to the Company’s U.S. dollar reporting currency.

Note B: Non-cash reconciling items represent the impact of certain non-cash intercompany activities during the period such as intercompany loan capitalizations and factoring activities, which resulted in non-cash decreases/ (increases) in the Non-Guarantor Subsidiaries short term and long term intercompany payables balances.

Note C: Amounts in the Non-Guarantor Subsidiaries’ cash flows from operating activities represent trade related payables that arose from intercompany purchases as well as interest charges on intercompany notes.

3. We note that the Parent Guarantor incurred SG&A expenses of $8.3 million in 2013. Please clarify whether this amount was paid in cash. It is apparently not an intercompany item since there is no eliminating entry in the adjustments column. If the Parent paid this expense in cash it should cause their 2013 operating C/F to approximate negative $8 million but instead they show only negative $44,000. If it was not paid in cash then presumably accounts payable would increase but this did not occur and intercompany payables only increased by $67,000, not $8 million. The Parent’s only other apparent source of cash would be dividends paid to them by the subsidiaries but the cash flow statement does not show a line item for dividends paid. The Parent has no depreciable/amortizable assets so it appears the $8m is not comprised of non-cash expenses. Please clarify, and also address any similar disparities in 2011 and 2012.

Response to Comment 3

We respectfully inform the Staff that the Parent Guarantor’s SG&A expenses for the periods ended September 30, 2013, December 31, 2012 and December 31, 2011 consist principally of stock-based compensation expense. The stock-based compensation expense for the Company is recorded within our Parent Guarantor and totaled $7.8 million, $7.3 million and $22.3 million for the periods ended September 30, 2013, December 31, 2012 and December 31, 2011, respectively. Stock-based compensation expense is a non-cash reconciling item in cash flow from operating activities within our Supplemental Condensed Consolidating Statement of Cash Flows.

4. Please explain how the Parent Guarantor’s investments in subsidiaries increased from $291.8 million to $315.3 million during 2013. The $24.480 million equity in subsidiary losses would presumably cause the asset account to decrease, not increase. Further, no capital contributions are reflected in the Parent’s 2013 Statements of Cash Flows. Please also address any similar disparity in 2012.

Response to Comment 4

In response to the Staff’s comment, we are providing the following reconciliation for the periods requested:

Investments in Subsidiaries as Reported on the Balance Sheets as of			Reconciliation of changes in the Parent Guarantor’s Investments in subsidiaries
		Changes in Investments in Subsidiaries	Investment in subsidiaries as Reported in Parent Guarantor’s Statement of Cash flows	Earnings (losses) of subsidiaries as Reported in Parent Guarantor’s Statements of Operations	Other Comprehensive Income of Subsidiaries (Note A)
					Cumulative translation adjustments	Pension and other postretirement benefit plans
September 30, 2013	December 31, 2012
$ 315,297	$ 291,752	$23,545	$—	$(24,480)	$30,777	$17,248
December 31, 2012	December 31, 2011
$ 291,752	$ 120,552	$171,200	$162,155	$37,661	$23,872	$(52,488)

Note A: The Parent Guarantor records its proportionate share of its subsidiaries’ equity adjustments for other comprehensive income as increases or decreases to the investment account in accordance with ASC 323-10-35.

5. Note that any material non-cash transactions, such as those described in your response, must be separately disclosed with the condensed consolidating Statements of Cash Flows. See ASC 230-10-50-3 and Article 10-01(a)(5) of Regulation S-X.

Response to Comment 5

In response to the Staff’s comment, we acknowledge that Article 3-10(i) of Regulation S-X stipulates the preparation of condensed consolidating guarantor financial information requires the Registrant to follow the general guidance of Rule 10-01 regarding form and content, and requires that the disclosure “may not omit financial or narrative information about each guarantor if the information would be material to investors to evaluate the sufficiency of the guarantee” and “shall include sufficient information so as to make the financial information presented not misleading”. We further acknowledge that Article 10-01(a)(5) makes the same stipulation that the disclosures or accompanying footnotes for condensed statements should be sufficient so as to not be misleading.

It is management’s belief that the non-cash transactions referenced above are not material to an investor to evaluate the sufficiency of the related guarantee. As noted in our previous response, these non-cash transactions primarily represent intercompany loan capitalizations and factoring activities, which are not unusual (e.g., a large intercompany deemed dividend transaction, etc) or individually significant in the context of the guidance cited above to allow an investor to evaluate the sufficiency of the guarantee. Further, we note the omission of separate disclosures regarding these non-cash transactions does not misrepresent the financial position, results of operations or cash flow generating ability of the Issuer or the Guarantor Subsidiaries and does not misrepresent the Company’s ability to comply with its debt covenants. Therefore, we do not believe that by failing to separately disclose the specific details of these non-cash transactions we are in any way misleading an investor as to the primary cash generating activities of the Guarantor Subsidiaries and the ability of the Guarantors to support the related debt. As such, we believe that the information currently disclosed provides an investor with the relevant information necessary in order to evaluate the sufficiency of the guarantee and that our condensed consolidating financial statements as currently presented are in compliance with the guidance within Article 3-10(i) and 10-01(a)(5) of Regulation S-X.

6. Please note that intercompany investing activities and intercompany long-term financing activities are required to be presented gross, not net. In addition, any dividends paid to affiliates should be separately presented as financing activities. See ASC 230-10-45.

Response to Comment 6

We acknowledge the Staff’s comment and have considered the guidance within ASC 230-10-45 and advise the Staff that our long-term intercompany investing and financing activities have been presented gross within the condensed consolidating statements of cash flows for all periods presented.

The amounts of intercompany investing activities in the Issuer’s statements of cash flows represent cash flows from intercompany loans with maturities of 12 months or longer issued by the Issuer to the Guarantor and Non-Guarantor Subsidiaries. We confirmed that in all periods presented, there were no receipts and issuances netted within intercompany investing activities of the Issuer and, correspondingly, there were no netting of proceeds and repayments of the related intercompany loans presented within the financing activities of the Guarantor and Non-Guarantor Subsidiaries.

With respect to the intercompany investing activities in the Guarantor subsidiaries cash flow statements, the amounts in all periods presented represent net cash flows from short-term loans provided by a Guarantor Subsidiary to the Issuer, Guarantor and Non-Guarantor Subsidiaries. These short-term loans are repaid immediately or within a short period (generally less than 1 month). We believe netting of the issuances of and receipt from short-term loans presented by the Guarantor Subsidiary in investing activities, and the related the net intercompany short-term borrowings presented by the Issuer, Guarantor and Non-Guarantor Subsidiaries in financing activities are appropriate in accordance with ASC 230-10-45.

Further, we note that, when they have occurred, dividends paid to affiliates have been presented separately as financing activities. The only occurrence of a dividend paid to affiliates during the periods in question was in fiscal year 2011, where a separate caption was presented within financing activities entitled “Distribution to parent”. We confirmed that there were no dividends paid to affiliates in 2012 and 2013. As a result, we believe we are in compliance with the guidance referenced above for all periods presented.

Exhibit 5.12 – Opinion of Wong Partnership LLP

7.	We note that counsel has revised its opinion in response to comment seven in our letter dated December 20, 2013. However, as revised the opinion is limited to the “addressees named” in the opinion. We note that the opinion is addressed to the two note issuers only, and the term “addressees” is not otherwise defined. As such, the opinion continues to include an undue limitation on reliance as to a person. As indicated in Section II.B.3.d of Staff Legal Bulletin No.19 (CF) dated October 14, 2011, purchasers of securities in an offering are entitled to rely on the legal opinion. Please have counsel revise its opinion accordingly.

Response to Comment 7

WongPartnership has revised its legal opinion to remove the limitation on reliance language. The revised opinion is filed as Exhibit 5.12 to Amendment No. 5.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (610) 240-3203, Curtis S. Shaw, Executive Vice President and General Counsel at (610) 240-3204 or our counsel, Nicholas Bonarrigo of Reed Smith LLP at (412) 288-5930.

Sincerely,

/s/ John A. Feenan

cc:	Ronald L. Francis, Jr., Esq.
Nicholas A. Bonarrigo, Esq.
Reed Smith LLP